FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT NOVEMBER 19, 2004

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the First Nine Months 2004
Summary
Group Review
SIGNATURE

Results for the First Nine Months 2004

Highlights

•	Group revenues increase by 2.7% to EUR 3,031.2 million

•	Group operating income rises by 16.6 % to EUR 414.8 million

•	Consolidated net income increases by 37.0% to EUR 205.2 million

•	Consolidated net debt declines by EUR 565.1 million to EUR 2,072.2 million compared to the end of December 2003

•	Wireline segment benefits from slowing decline in voice and higher wholesale revenues; headcount reduction continues

•	Growth in the wireless segment due to stronger roaming revenues and rising data business

Note: All financial figures are based on U.S. GAAP; if not defined otherwise, all comparisons are given year-on-year

Summary

in EUR million	3Q 04	3Q 03	% change	1-9M 04	1-9M 03	% change
Revenues	1,046.2	1,019.4	2.6%	3,031.2	2,951.3	2.7%
Revenues excluding third party value added services revenues*	1,046.2	1,004.1	4.2%	3,031.2	2,905.4	4.3%
Operating income	171.8	151.4	13.5%	414.8	355.6	16.6%
Net income	98.8	84.1	17.5%	205.2	149.8	37.0%
Adjusted EBITDA**	446.4	423.1	5.5%	1,253.8	1,202.7	4.2%
Earnings per share (in EUR)	0.20	0.17	17.4%	0.41	0.30	37.2%
Capital expenditures	115.2	131.5	-12.4%	306.6	341.1	-10.1%

in EUR million	Sep. 30, 04	Dec. 31, 03	% change
Net debt	2,072.2	2,637.3	-21.4%

*	For comparative purposes, 3Q 03 and 1-9M 03 have been adjusted to reflect the accounting change for third party value added services in 4Q 03.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

Vienna, November 19, 2004 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first nine months 2004 ending September 30, 2004.

Year-to-date comparison:
During the first nine months 2004 total group revenues increased by 2.7% to EUR 3,031.2 million.

After applying the change in the accounting for third party value added services, which was implemented on October 1, 2003 retroactively to 1-9M 03, the increase in group revenues amounts to 4.3%.

Group operating income increased by 16.6% to EUR 414.8 million, benefiting from a substantial increase in the wireline segment and a slight growth in the wireless segment. Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 4.2% to EUR 1,253.8 million during 1-9M 04.

Consolidated net income of Telekom Austria rose by 37.0% to EUR 205.2 million.

Quarterly comparison:
Quarterly figures show an increase in group revenues by 2.6% to EUR 1,046.2 million. Applying the change in the accounting for third party value added service revenues implemented on October 1, 2003 retroactively to 3Q 03, revenues increased by 4.2% during 3Q 04.

On that basis wireline revenues rose by 1.7% to EUR 546.4 million, primarily due to higher wholesale revenues.

The increase of wireless revenues by 6.4% to EUR 563.9 million, applying the change in the accounting for third party value added service revenues also to 3Q 03, was driven by both the domestic and foreign operations. The business benefited from higher subscriber figures and strong roaming revenues.

Operating income rose by 13.5% to EUR 171.8 million during 3Q 04, showing a rise of 77.2% in the wireline and of 3.0% in the wireless segment.

Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 5.5% to EUR 446.4 million. Rising revenues and lower costs resulted in a rise in the wireline adjusted EBITDA by 3.2% to EUR 221.6 million and by 8.1% to EUR 224.8 million in the wireless segment.

Quarterly net income rose by 17.5% to EUR 98.8 million.

The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures 1-9M 2004”) are available on our website at www.telekom.at.

Results for the financial year 2004 will be announced on March 16, 2005.

Contacts:

Investor Relations

Hans Fruhmann
Head of Investor Relations
Tel: +43 (0) 59059 1 20917
E-Mail: hans.fruhmann@telekom.at

Corporate Communications

Martin Bredl
Telekom Austria’s Company Spokesman
Tel: +43 (0) 59 059 1 11001
E-Mail: martin.bredl@telekom.at

2  |  Telekom Austria Group: Results for the First Nine Months 2004

Capital expenditures continued to decline and fell by 12.4% to EUR 115.2 million during 3Q 04, which together with a rising operating cash flow led to a decrease in net debt to EUR 2,072.2 million at the end of September 2004.

Reporting changes

In accordance with an Austrian supreme court ruling, Telekom Austria is no longer considered the primary obligor for value added services provided to its customers by third parties and ceased reporting revenues generated by such services on a gross basis, beginning on October 1, 2003. This resulted in an equal reduction of revenues and costs without any impact on adjusted EBITDA or on operating income. Where necessary for comparative purposes, data from prior years has been adjusted in this report.

During 1Q 04, the reporting of capital expenditures has been changed from additions to property, plant & equipment to capital expenditures for tangible and intangible assets, as included in “cash used for investing activities” in the cash flow statement.

Telekom Austria Group: Results for the First Half 2004  |  3

Group Review

Revenues and operating income by segment

Wireline

Year-to-date comparison:
Wireline revenues increased by 0.2% to EUR 1,635.2 million during 1-9M 04. After applying the change in accounting for third party value added service revenues retroactively to 1-9M 03, the revenue growth was 2.3%.

The rise was driven by a strong growth of wholesale revenues, while voice business continued to stabilize.

Higher revenues together with a decline in depreciation and amortization charges led to a substantial increase of operating income from EUR 16.0 million during 1-9M 03 to EUR 80.1 million during 1-9M 04. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 3.9% to EUR 650.4 million during 1-9M 04 compared to the same period last year.

Quarterly comparison:
Total voice minutes show a decline of 6.8% to 1.3 billion minutes. The higher y-o-y decline compared to the second quarter (4.3%) is almost entirely due to a lower number of internal minutes as well as the elimination of arbitrage opportunities between foreign fixed and mobile termination following the introduction of the new TikTak tariff packages in May. The underlying reduction is only slightly higher than during the previous quarter and primarily due to continuing fixed-to-mobile migration. Including Internet dial-up minutes, total minutes declined by 11.1% to 2.04 billion.

The relaunch of the TikTak tariff package family during 2Q 04 drove the increase in the number of TikTak lines to 1.42 million at the end of September 04 compared to 1.15 million at the end of September 03. This resulted in a strengthening of voice market position. Voice market share continued to rise to 54.1% at the end of September 04, compared to 53.0% at the end of September 03. Market share including Internet dial-up remained stable at 55.4% compared to the end of September 03.

Compared to September 2003 the number of access lines, fell by 3.4% to 2.93 million. Following the usual slowdown of ADSL net adds during the summer holidays the number of ADSL lines (including 77,900 wholesale customers) amounted to 338,000 (+17,300 net adds during 3Q 04) at the end of 3Q 04. At the end of 3Q 03, the number of ADSL customers totaled 232,500 (wholesale: 45,600).

The average voice tariff remained unchanged at EUR 7.9 cents per minute during 3Q 04 compared to the same period last year as a higher average fixed-to-mobile tariff offset a decline in national and international tariffs.

Note: Detailed operational figures of the wireline segment are shown in the appendix on page 17.

Wireline

in EUR million	3Q 04	3Q 03	% change	1-9M 04	1-9M 03	% change
Revenues	546.4	547.8	-0.3%	1,635.2	1,631.8	0.2%
Revenues excluding third party value added services revenues*	546.4	537.2	1.7%	1,635.2	1,599.1	2.3%
Operating income	38.8	21.9	77.2%	80.1	16.0	400.6%
Adjusted EBITDA**	221.6	214.7	3.2%	650.4	625.8	3.9%

*	For comparative purposes, 3Q 03 and 1-9M 03 have been adjusted to reflect the accounting change for third party value added services in 4Q 03.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

4  |  Telekom Austria Group: Results for the First Nine Months 2004

After applying the change in accounting for third party value added services retroactively to 3Q 03, wireline revenues increased by 1.7% to EUR 546.4 million.

During 3Q 04 the year-on-year development of voice revenues continued to be impacted by the discontinuation of the minimum tariff as of September 28, 2003. Existing customers were transferred to the standard tariff or could change to the lower priced TikTak packages, which led to higher monthly rentals, albeit at lower traffic tariffs. Additional support came from the above mentioned relaunch of the TikTak tariff packages.

As a result of that and after applying the change in accounting for third party value added services retroactively to 3Q 03 revenues from “switched voice traffic” fell by only 2.0% to EUR 101.2 million, in spite of lower calling volumes. Nevertheless, revenues from “switched voice monthly rentals and other” rose by 1.1% to EUR 142.0 million during 3Q 04 compared to the same period last year.

Due to further declining payphone usage, revenues from “payphones & value added services” decreased by 11.2% to EUR 14.3 million in 3Q 04, applying the change in the accounting for third party value added service revenues retroactively to 3Q 03.

Revenues from “data & IT solutions and wholesale data” rose slightly by 0.3% to EUR 112.4 million, as rising revenues from virtual private networks offset the decline from leased lines.

The higher number of ADSL lines allowed a rise in revenues with residential and business broadband customers and led to an increase of “Internet access & media” revenues by 2.2% to EUR 50.7 million in spite of a lower contribution from dial-up products. The comparison includes a transfer of revenues in the amount of around EUR 3 million to the wholesale business to reflect the development of agreements with Internet service providers.

“Wholesale voice & Internet” revenues showed an increase of 21.4% to EUR 90.8 million. This was mainly due to substantially higher revenues from the international traffic which rose by around EUR 12.4 million, almost equally due to increased transit and incoming mobile traffic. EUR 3 million came from the above mentioned transfer of Internet revenues.

Applying the change in accounting for third party value added services to 3Q 03 “Other wireline” revenues fell by 14.4% to EUR 35.0 million during 3Q 04, primarily as a result of lower equipment revenues and a one-off item included in last year’s results.

Higher revenues combined with lower operating costs and depreciation charges allowed an increase in operating income of the wireline business segment from EUR 21.9 million in 3Q 03 to EUR 38.8 million in 3Q 04, in spite of higher interconnection costs.

In the year-on-year comparison of operating income, the impact from the costs for the accelerated headcount reduction during 3Q 04 in the amount of EUR 14.4 million is partially offset by the movement in net losses from the retirement of long-lived assets from EUR 9.8 million during 3Q 03 to a net gain of EUR 0.6 million in 3Q 04. A final settlement allowed the reversal of an allowance for trade receivables in the amount of EUR 3.2 million.

Depreciation and amortization charges and impairment charges fell by 5.1% to EUR 182.9 million during 3Q 04 compared to the same period last year. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 3.2% to EUR 221.6 million.

As per September 22, 2004 the Austrian regulatory authority announced new interconnection rates, which became effective retrospectively as per October 1, 2003. The average reduction of

Telekom Austria Group: Results for the First Half 2004  |  5

interconnection rates amounts to 3.3%. In 2004 as per September 22, 2004 the Austrian regulatory authority announced new interconnection rates, which became effective retrospectively as per October 1, 2003. The average reduction of interconnection rates amounts to 3.3%. In 2004 Telekom Austria recognized interconnection revenue net of anticipated reduction by the Austrian regulatory authority. The reduction of interconnection revenue relating to 2003 was estimated and recorded in 1Q 2004.

The number of customers at Czech On Line amounted to 261,300 at the end of 3Q 04, compared to 274,000 at the end of 3Q 03. As a result of higher voice revenues, total revenues of Czech On Line rose by 4.7% to EUR 4.9 million during 3Q 04. However the declining dial-up business led to a reduction in margins and a decrease of the operating profit from EUR 1.0 million in 3Q 03 to a loss of EUR (0.1) million in 3Q 04. In order to react to this development the possibilities of a better use of the wireless local loop licenses held by Czech On Line are currently evaluated.

Wireless

Year-to-date comparison:
Total operating revenues in the wireless segment rose by 4.8% to EUR 1,583.2 million during 1-9M 04. After applying the change in the accounting for third party value added service revenues retroactively to 1-9M 03, the increase amounts to 6.3%. Operating income rose by 2.3% to EUR 345.3 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) by 6.8% to EUR 614.3 million.

Quarterly comparison:
As a consequence of the rising subscriber numbers and strong roaming revenues, wireless revenues increased by 5.0% to EUR 563.9 million in 3Q 04, or by 6.4% after applying the change in the accounting for third party value added service revenues retroactively to 3Q 03. Although 16.1% higher depreciation and amortization expenses led to a comparatively lower increase in the operating income by 3.0% to EUR 132.9 million in 3Q 04, a much smaller growth in other operating expenses allowed a rise in the operating income before depreciation, amortization and impairment charges (adjusted EBITDA) by 8.1% to EUR 224.8 million.

Compared with the end of September 2003 the total number of subscribers in the wireless segment grew by 4.1% to 4.82 million by September 30, 2004

The launch of Vodafone live! in Austria, Croatia and Slovenia during June 04 has effectively stimulated growth of data usage. Data revenues as a portion of traffic-related revenues on a group level rose from 13.0% during 3Q 03 to 14.3% during 3Q 04. In September 2004 more than 100,000 customers used Vodafone live! services.

mobilkom austria

After a stable development during the preceding quarter, subscriber growth at mobilkom austria picked up again during 3Q 04. Due to the successful introduction of new tariffs the subscriber number rose

Note: Detailed operational figures of the wireless segment are shown in the appendix on page 18

Wireless

in EUR million	3Q 04	3Q 03	% change	1-9M 04	1-9M 03	% change
Revenues	563.9	537.1	5.0%	1,583.2	1,510.3	4.8%
Revenues excluding third party value added services revenues*	563.9	530.0	6.4%	1,583.2	1,490.0	6.3%
Operating income	132.9	129.0	3.0%	345.3	337.6	2.3%
Adjusted EBITDA**	224.8	208.0	8.1%	614.3	575.2	6.8%

*	For comparative purposes, 3Q 03 and 1-9M 03 have been adjusted to reflect the accounting change for third party value added services in 4Q 03.

**	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges.

6  |  Telekom Austria Group: Results for the First Nine Months 2004

by 3.1% to 3.19 million as per end of September 04 compared to the end of September 03. Market share decreased slightly during 3Q 04, amounting to 41.8% at the end of September 04 (43.9% at the end of September 03). The Austrian mobile penetration was at 93.7% at the end of September 04. Stabilization of churn continued during the last quarter with an unchanged average quarterly churn rate of 4.0% during 3Q 04 compared to 3Q 03.

Data revenues as a proportion of traffic-related revenues rose from 10.4% during 3Q 03 to 12.0% during 3Q 04. The increase reflects the rising importance of GPRS enabled handsets and non-SMS-related services like MMS and Vodafone live! more than compensating the 5.1% decline in the number of SMS to 123.2 million. At the end of September mobilkom austria also launched flat rate data packages for 500 MB or 1,000 MB for the use of the Vodafone 3G Mobile Connect Card.

Applying the change in the accounting for third party value added service revenues retroactively to 3Q 03, revenues increased by 5.9% to EUR 428.3 million during 3Q 04. The increase is primarily a consequence of higher traffic revenues which resulted from the higher subscriber numbers as well as stronger visitor and customer roaming revenues.

The unusually strong development of the average revenue per user (ARPU) which rose by 4.5% to EUR 39.2 was above all due to an increase in customer roaming during the summer tourist season and the increasing data business. Average charged minutes of use per subscriber remained unchanged at 123.4 minutes during 3Q 04 compared to 3Q 03.

The intensified competition is reflected in the strong rise in subscriber acquisition costs (SAC) by 73% to EUR 19.2 million as well as subscriber retention costs (SRC) by 49.3% to EUR 20.0 million. Due to the introduction of mobile number portability in October 04 the usual increase towards year-end happened much earlier than last year and the rise compared to last year is expected to level out in 4Q 04. The rising subsidies for more sophisticated mobile phones had an additional impact. Interconnection costs rose due to the increasing volume of calls to other mobile networks.

In spite of higher revenues, a rise of depreciation and amortization expenses by 17.0% due to additional network investments led to a decline in the operating income by 2.2% to EUR 92.7 million. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 4.9% to EUR 157.4 million during 3Q 04.

According to the final decision of the national regulator in June 2004 Austrian mobile operators have been obliged to offer mobile number portability since October 16, 2004.

VIPnet

VIPnet in Croatia managed to increase its subscriber number by 7.3 % to 1.26 million as of the end of 3Q 04, compared to the end of September 03. The mobile penetration rate in Croatia was at 59.6% at the end of September 2004.

During 3Q 04 VIPnet changed the calculation of its market share. While before, the subscriber figure for the competitor was based on in-house estimates, VIPnet uses now the officially reported number by the competitor. On a comparable basis market share of VIPnet increased to 48.1% at the end of September 04 compared to 46.2% at the end of September 2003.

During 3Q 04 revenues rose by 7.8% to EUR 119.1 million. The increase was primarily driven by the rising subscriber numbers and minutes of use as well as increasing roaming and interconnection revenues. The latter was the main reason for the increase in average revenues per user (ARPU) by 1.9% to EUR 21.7.

Operating income of VIPnet rose by 9.7% to EUR 37.4 million in 3Q 04 compared to

Telekom Austria Group: Results for the First Half 2004  |  7

the same period of last year. Higher cumulative capital expenditures led to an increase of depreciation and amortization charges by 14.5%. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 11.4% to EUR 59.6 million.

In October 2004, the Croatian Telecommunications Agency has granted UMTS licenses to the existing two mobile operators, including VIPnet, for a period of 20 years. The costs for the license amount to an approximately EUR 17.4 million one-time concession fee and the annual concession fee for the radio frequency of EUR 2.6 million plus 1 percent of the revenues generated by UMTS. In addition the Croatian Telecommunications Agency has started procedures to award either a combined GSM/UMTS concession or an additional GSM and a UMTS concession. Depending on the outcome this could lead to two additional competitors.

Si.mobil

With a 2.5% increase in the number of subscribers to 363,000 at the end of September 04 compared to the same time last year, Si.mobil managed to keep its market share stable at 23.4%. The market is still dominated by a regulatory inconsistencies favoring the incumbent operator. The Slovenian mobile penetration was at 78.7% at the end of September 04.

Revenues rose by 16.5% to EUR 25.4 million, primarily driven by higher interconnection and equipment revenues. ARPU was stable at EUR 16.0 during 3Q 04 compared to the same period last year.

With depreciation and amortization charges rising by 11.9%, operating income increased to EUR 2.8 million during 3Q 04 from EUR 0.2 million in 3Q 03. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose to EUR 7.5 million during 3Q 04 compared to EUR 4.4 million during the same period last year, reflecting the increasing profitability of the operation.

In November 04 Si.mobil arranged with the incumbent operator a prolongation of the agreement on asymmetrical interconnection rates until year-end 05 and an increase of Si.mobil’s interconnection rates, widening the asymmetry with the incumbent operator’s rates. Asymmetrical interconnection rates are used to remove market unbalances by allowing smaller operators to demand higher interconnection rates.

Consolidated net profit

Year-to-date comparison:
During 1-9M 04 net income rose by 37.0% to EUR 205.2 million, benefiting from 21.9% lower net interest expense. The effective tax rate was at 32.9% during 1-9M, excluding the impact of the change in tax rate starting with Jan. 1 2005, in the amount of EUR 18.8 million, and reflects the estimate for the full year 2004. The difference of the effective tax rate to the statutory tax rate of 34% is due to tax credits and foreign income tax rate differentials. Basic and diluted earnings per share increased from EUR 0.30 during 1-9M 03 to EUR 0.41 during 1-9M 04.

Quarterly comparison:
During 3Q 04 net interest expense showed a decline of 28.4% to EUR 28.3 million due to the net debt reduction and lower interest rates.

The decline in “Equity in earnings of affiliates” from EUR 18.2 million to nil is almost entirely due to last year’s gain from the sale of 26% interest in the directory provider Herold Business Data. The increase in “Other income, net” from EUR 2.7 million during 3Q 03 to EUR 4.6 million during 3Q 04 was mostly driven by higher foreign exchange gains as a result of the increase in value of the Croatian currency compared to the Euro.

Altogether quarterly net profit rose by 17.5% to EUR 98.8 million and basic and diluted earnings per share from EUR 0.17 to EUR 0.20.

8  |  Telekom Austria Group: Results for the First Nine Months 2004

Capital expenditures

in EUR million	3Q 04	3Q 03	% change	1-9M 04	1-9M 03	% change
Wireline tangible	69.4	69.0	0.6%	176.9	183.6	-3.6%
Wireless tangible	45.3	60.3	-24.8%	119.7	148.0	-19.1%

Tangible	114.7	129.3	-11.3%	296.6	331.6	-10.6%

Intangible	0.5	2.2	-77.3%	10.0	9.5	5.3%

Total	115.2	131.5	-12.4%	306.6	341.1	-10.1%

Capital expenditures

Year-to-date comparison:
Total capital expenditures for tangible and intangible assets fell by 10.1% to EUR 306.6 million, with capital expenditures for tangible assets falling by 10.6 % to EUR 296.6 million and a 5.3% rise in capital expenditures for intangible assets.

Quarterly comparison:
During 3Q 04 group capital expenditures for tangible and intangible assets fell by 12.4% to EUR 115.2 million.

In the wireline business segment, capital expenditures for tangible assets increased slightly by 0.6% to EUR 69.4 million during 3Q 04, as lower investments into the access network and IT infrastructure almost offset higher core network expenditures.

Capital expenditures for tangible assets declined by 24.8% in the wireless business segment. This decrease was entirely driven by substantially and continuing lower UMTS and GSM network investments in Austria. Capital expenditures in the foreign operations rose mainly due to expenses for the implementation of EDGE (enhanced data services for GSM evolution) in Croatia.

As a result of lower additions to software licenses in the wireless segment, capital expenditures for intangible assets fell from EUR 2.2 million in 3Q 03 to EUR 0.5 million in 3Q 04.

Cash flow and net debt

Year-to-date comparison:
The increase in cash generated from operations by 24.2% to EUR 987.6 million was above all due to substantially lower working capital requirements and a higher net profit. Cash used in investing activities fell by 24.6% due to lower capital expenditures and last year’s increase of the stake in VIPnet from 71% to 99%.

Quarterly comparison:
The positive impact from working capital movements was also the main driver for the increase in cash generated from operations by 64.4% to EUR 444.3 million during 3Q 04.

Cash used in investing activities showed a decline of 11.9% to EUR 96.4 million during 3Q 04 compared to the same period last year which primarily reflects decreased capital expenditures.

Cash flow and net debt

in EUR million	3Q 04	3Q 03	% change	1-9M 04	1-9M 03	% change
Cash generated from operations	444.3	270.2	64.4%	987.6	795.0	24.2%
Cash from (used in) investing activities	-96.4	-109.4	11.9%	-292.1	-387.3	24.6%
Cash from (used in) financing activities	-223.8	95.1	—	-721.4	-146.0	—
Effect of exchange rate changes	-1.5	0.4	—	-2.0	2.9	—

Net increase (decrease) in cash and cash equivalents	122.6	256.3	-52.2%	-27.9	264.6	—

in EUR million	Sep. 30, 04	Dec. 31, 03	% change
Net debt	2,072.2	2,637.3	-21.4%

Telekom Austria Group: Results for the First Half 2004  |  9

During 3Q 03 EUR 95.1 million of cash from financing activities were primarily a result of last year’s placement of a EUR 750.0 million Eurobond, which was used to extend Telekom Austria’s debt maturity profile. During 3Q 04 EUR 223.8 million of cash were used in financing activities primarily due to changes in short-term and long term bank borrowings as well as due to the purchase of treasury stock. More details about the Telekom Austria’s share buy back programme are given in “Other events during 3Q 04”.

Consolidated net debt declined by EUR 565.1 million to EUR 2,072.2 million compared to the end of December 2003, lowering the debt-equity ratio (net gearing) to 76.1%, compared to 99.9% as of December 31, 2003. Net debt includes long-term debt, short-term borrowings, capital leases, cash and cash equivalents, marketable securities, short-term financing with related parties as well as financial instruments included in other assets and other current assets in the amount of EUR 16.6 million. Short-term borrowings are reduced by the short-term portion of capital and cross-border lease obligations in the amount of EUR 106.2 million.

Personnel

Total headcount fell to 13,308 at the end of September 2004, representing a decline of 1,317 compared to September 2003, largely related to the wireline segment.

During 3Q 04 the headcount reduction efforts in the wireline segment were continued, cutting the total number of employees by 474 compared to end of June 04. The headcount in the wireless segment fell by 26 during the same period.

Other events during 3Q 04

At the Annual General Meeting on June 3, 2004, the Management Board was authorized to acquire treasury shares to the maximum extent legally permitted at a minimum price of EUR 9 and a maximum price of EUR 18 per share during a period of 18 months, ending December 31, 2005. The Management Board was empowered to use the shares to satisfy obligations under the stock option programs as well as obligations resulting from the issue of convertible bonds. The Management Board was also authorized to use the treasury shares as a consideration for company acquisitions or to sell the shares. If shares are not used for any of these purposes they maybe retired subject to prior approval by the annual general assembly.

Based on this authorization, Telekom Austria acquired 2,729,795 treasury shares at an average purchase price of EUR 11.31 in 3Q 04. As of September 2004 Telekom Austria held 5,966,928 treasury shares, which included 3,237,133 shares, which it had repurchased earlier in the year in accomplishment of the previous stock option program. Thus, Telekom reported a reduction to shareholders’ equity in the amount of EUR 60.0 million.

Details of the purchases are published each Tuesday on our corporate website under www.telekom.at.

Outlook for the business year 2004

Based on the strong results for the first nine months of 2004, the outlook for the financial year 2004 has improved, despite the expected seasonal weakness during the current quarter, which is expected to result in a year-on-year decline in

Personnel

(full-time employees)	End of period			Average of period
	Sep. 30, 04	Sep. 30, 03	change	1-9M 04	1-9M 03	change
Wireline	9,676	10,970	-1,294	10,103	11,135	-1,032
Wireless	3,632	3,655	-23	3,651	3,625	26

Total	13,308	14,625	-1,317	13,754	14,760	-1,006

10  |  Telekom Austria Group: Results for the First Nine Months 2004

revenues and earnings in 4Q 04. The full year outlook is based on a like-for-like comparison of revenues, i.e. applying the change in the accounting of third party value added service revenues since Oct. 03 also to prior periods.

In the wireline segment, the slowing decline in voice revenues, the increasing contribution from the broadband business and higher wholesale revenues should allow an almost equal level of revenues during 2004 compared to the financial year 2003. Wholesale revenues will include a one-off item for received universal service obligation payments in the amount of approximately EUR 14.9 million, most of which is included in the accounts for the first nine months. This item will be fully reflected in the adjusted EBITDA which should stay at least equal to last year’s figure also because of the successful workforce reduction and further cost control.

The strong performance during 1-9M 04 should allow a slight growth of domestic wireless revenues and adjusted EBTIDA, in spite of an expected further increase in competition in 4Q 04 due to the introduction of mobile number portability in October 2004. Also the foreign operations will see a seasonal decline during 4Q 04 but are expected to deliver a solid full year performance.

Overall, the segmental results allow for a slightly improved outlook and translate into an estimated increase of group revenues and adjusted EBITDA of up to 2%. The one-off item for universal service obligation will have a positive impact on group revenues and adjusted EBITDA of around EUR 8.5 million, of which EUR 7.9 million have already been accounted for during 1-9M 04. Growth in adjusted EBITDA and a further decline in depreciation and amortization expenses as well as net interest expense are expected to lead to an above average rise in net income by up to 40%.

Cash flow development is expected to remain positive because of continued restraint in capital expenditures and the strong profitability of the group. Group capital expenditures for tangible assets are expected to decline by around 10% compared to the full year 2003.

The development of net debt will also depend on the realization of possible expansion steps as well as the further repurchase of shares. Reserves in the amount of EUR 228 million are currently available for further repurchases.

Disclaimer: This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Telekom Austria Group: Results for the First Half 2004  |  11

TELEKOM AUSTRIA AG
Consolidated Balance Sheets
(in EUR millions)

	September 30,	December 31,
	2004	2003
	unaudited
ASSETS
Current assets
Cash and cash equivalents	174.1	201.9
Short-term investments	9.0	6.9
Accounts receivable-trade, net of allowances of EUR 84.4 and EUR 92.2 as of September 30, 2004 and December 31, 2003	511.6	559.9
Receivables due from related parties	0.4	1.5
Inventories	86.5	83.5
Deferred tax assets	30.6	45.6
Prepaid expenses	94.5	91.2
Taxes receivable	6.8	9.7
Assets held for sale	10.5	5.6
Other current assets	149.4	119.0

Total Current Assets	1,073.4	1,124.8
Property, plant and equipment, net	3,950.5	4,457.7
Goodwill	596.7	597.6
Other intangible assets, net	660.6	712.0
Investments in affiliates	3.9	3.6
Other investments	146.3	143.6
Deferred tax assets	19.7	94.3
Other assets	724.2	762.7

TOTAL ASSETS	7,175.3	7,896.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	694.0	631.3
Accounts payable — trade	412.4	589.4
Accrued liabilities	200.3	231.8
Payables to related parties	12.7	23.7
Deferred income	154.5	150.4
Income taxes payable	19.9	7.7
Other current liabilities	195.4	155.4

Total Current Liabilities	1,689.2	1,789.7
Long-term debt, net of current portion	1,697.4	2,342.3
Lease obligations, net of current portion	841.3	861.3
Employee benefit obligations	119.2	156.0
Other liabilities and deferred income	106.2	107.6
Stockholders’ equity
Share capital, no par value shares, 560,000,000 authorized (2003: 510,000,000), 500,000,000 issued (2003: 500,000,000), 494,033,072 outstanding (2003: 500,000,000)	1,090.5	1,090.5
Treasury shares in 2004, at cost	-60.0	0.0
Additional paid in capital	453.6	453.4
Retained earnings	1,244.5	1,103.9
Accumulated other comprehensive loss	-6.6	-8.4

Total Stockholders’ Equity	2,722.0	2,639.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,175.3	7,896.3

12  |  Telekom Austria Group: Results for the First Nine Months 2004

TELEKOM AUSTRIA AG
Consolidated Statements of Operations
(in EUR millions, except per share information)

			3Q 2004	3Q 2003	1-9M 2004	1-9M 2003
			unaudited	unaudited	unaudited	unaudited
Operating revenues	a	)	1,046.2	1,019.4	3,031.2	2,951.3
Operating expenses	b	)
Materials			-74.6	-69.8	-212.4	-198.4
Employee costs, including benefits and taxes			-155.2	-157.9	-493.9	-505.9
Depreciation and amortization			-273.7	-271.1	-837.9	-842.1
Impairment charges			-0.9	-0.6	-1.1	-5.0
Other operating expenses			-370.0	-368.6	-1,071.1	-1,044.3

Operating income			171.8	151.4	414.8	355.6
Other income (expense)
Interest income	c	)	18.1	19.5	55.1	58.7
Interest expense	d	)	-46.4	-59.0	-148.8	-178.7
Equity in earnings of affiliates			0.0	18.2	0.3	18.9
Other, net			4.6	2.7	13.5	3.8

Income before income taxes, minority interests and cumulative effect of change in accounting principle			148.1	132.8	334.9	258.3
Income tax expense			-49.0	-48.6	-129.2	-93.2
Minority interests			-0.3	-0.1	-0.5	-3.4

Income before cumulative effect of change in accounting principle			98.8	84.1	205.2	161.7
Cumulative effect of change in accounting principle, net of tax			0.0	0.0	0.0	-11.9

Net income			98.8	84.1	205.2	149.8

Basic and fully diluted earnings per share			0.20	0.17	0.41	0.30
Basic and fully diluted earnings per share excluding cumulative effect of change in accounting principle			0.20	0.17	0.41	0.32
Weighted-average number of ordinary shares in issue			495,838,411	500,000,000	497,412,468	500,000,000
a) includes revenues from related parties of			15.1	22.3	48.1	71.2
b) includes operating expenses from related parties of			23.3	24.9	85.7	84.4
c) includes interest income from related parties of			0.0	0.0	0.0	0.0
d) includes interest expense from related parties of			0.0	0.0	0.0	0.1

Telekom Austria Group: Results for the First Half 2004  |  13

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows
(in EUR million)

	3Q 2004	3Q 2003	1-9M 2004	1-9M 2003
	unaudited	unaudited	unaudited	unaudited
Cash generated from operations
Net Income	98.8	84.1	205.2	149.8
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	274.6	271.7	839.0	847.1
Write-offs from investments	0.4	0.0	0.4	0.0
Employee benefit obligation — non cash	4.0	-11.2	7.9	-9.4
Allowance for doubtful accounts	4.2	3.5	17.5	18.6
Change in deferred taxes	32.0	33.7	94.0	66.3
Equity in earnings of affiliates less than (in excess of) dividends received	0.0	0.1	-0.3	0.6
Stock compensation	-0.4	0.0	0.2	0.0
Asset retirement obligation — accretion expense	4.0	0.3	4.7	0.8
Cumulative effect of changes in accounting principle, net of tax	0.0	0.0	0.0	11.9
Gain on sale of investments	-1.2	-17.9	-4.6	-17.9
Loss on disposal / retirement of equipment	0.0	10.0	21.5	20.6
Other	-0.8	-0.5	-1.0	-0.5

	316.8	289.7	979.3	938.1
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	20.6	-13.6	30.7	-25.8
Due from related parties	0.0	-3.9	1.1	-2.1
Inventories	-1.6	-0.4	-3.0	3.2
Prepaid expenses and other assets	-4.5	0.1	-4.1	37.0
Accounts payable — trade	9.8	-15.9	-177.0	-216.2
Employee benefit obligation	-6.0	-12.0	-44.6	-64.3
Accrued liabilities	1.7	-33.6	-19.3	-48.5
Due to related parties	-2.3	-3.2	-10.9	-29.1
Other liabilities and deferred income	11.0	-21.1	30.2	52.9

	28.7	-103.6	-196.9	-292.9

Cash generated from operations	444.3	270.2	987.6	795.0
Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-115.2	-131.5	-306.6	-341.1
Acquisitions and investments, net of cash acquired	0.0	-1.5	-0.2	-72.5
Proceeds from sale of equipment	9.9	1.6	11.7	8.7
Purchase of investments — short-term	-8.8	-15.1	-34.4	-61.4
Purchase of investments — long-term	-0.9	-0.5	-1.6	-0.5
Proceeds from sale of American call options	0.0	0.5	0.0	1.0
Proceeds from sale of investments — short-term	18.4	14.8	34.5	55.6
Proceeds from sale of investments — long-term	0.2	22.3	4.5	22.9

Cash used in investing activities	-96.4	-109.4	-292.1	-387.3

Cash from (used in) financing activities
Principal payments on bonds	0.0	-21.8	-2.2	-22.8
Proceeds from issuance of long-term debt and bonds	69.6	753.9	69.6	775.9
Principal payments on long-term debt	-107.9	-67.6	-567.2	-131.9
Changes in short-term bank borrowings	-154.6	-569.4	-97.0	-767.2
Purchase of treasury stock	-30.9	0.0	-60.8	0.0
Proceeds from sale of treasury stock	0.0	0.0	0.8	0.0
Dividends paid	0.0	0.0	-64.6	0.0

Cash generated from (used in) financing activities	-223.8	95.1	-721.4	-146.0

Effect of exchange rate changes	-1.5	0.4	-2.0	2.9

Net increase (decrease) in cash and cash equivalents	122.6	256.3	-27.9	264.6

Cash and cash equivalents at beginning of period			201.9	27.3
Cash and cash equivalents at end of period			174.1	292.0

14  |  Telekom Austria Group: Results for the First Nine Months 2004

TELEKOM AUSTRIA AG
Unaudited Consolidated Statement of Changes in Stockholders’ Equity
(in EUR millions)

	Common stock		Treasury stock				Accumulated
					Additional		other	Total
	Number of		Number of		paid in	Retained	comprehensive	stockholders’
	shares	Par value	shares	at cost	capital	earnings	income (loss)	equity
Balance December 31, 2003	500,000,000	1,090.5			453.4	1,103.8	-8.4	2,639.4
Comprehensive income
Net income						205.2		205.2
Net unrealized loss on securities, net of EUR 0.8 deferred income tax							-1.6	-1.6
Foreign currency translation adjustment							0.1	0.1
Unrealized net gain of hedging activities, net of EUR -1.6 deferred income tax							3.2	3.2
Total comprehensive income								206.9
Distribution of dividends						-64.6		-64.6
Exercise of stock options					0.4			0.4
Purchase of treasury stock			-6,056,676	-60.8				-60.8
Issue of treasury stock to employees			89,748	0.8				0.8

Balance September 30, 2004	500,000,000	1,090.5	-5,966,928	-60.0	453.8	1,244.4	-6.7	2,722.0

Net Debt

(in EUR millions)	Sep. 30, 04	Dec. 31, 03
Long-term debt,	1,697.4	2,342.3
Short-term debt	694.0	631.3
- Short-term portion of capital and cross border lease	-106.2	-95.5
+ Capital lease obligations	1.0	2.1
Cash and cash equivalents, short-term and long term investments	-197.4	-226.4
Financial instruments, included in other assets and other current assets	-16.6	-16.5

Net debt	2,072.2	2,637.3

Net debt/equity	76.1%	99.9%

Reconciliation from Adjusted EBITDA to Net Income

	3Q 04	3Q 03	1-9M 04	1-9M 03
(in EUR millions)	unaudited	unaudited	unaudited	unaudited
Adjusted EBITDA (excluding impairment charges)	446.4	423.1	1,253.8	1,202.7
Impairment charges	-0.9	-0.6	-1.1	-5.0
Adjusted EBITDA (including impairment charges)	445.5	422.5	1,252.7	1,197.7
Depreciation and amortization	-273.7	-271.1	-837.9	-842.1
Interest income	18.1	19.5	55.1	58.7
Interest expense	-46.4	-59.0	-148.8	-178.7
Equity in earnings of affiliates	0.0	18.2	0.3	18.9
Other income (expense), net	4.6	2.7	13.5	3.8

Income before taxes, minority interests and cumulative effect of change in accounting principle, net of tax	148.1	132.8	334.9	258.3
Income tax expense	-49.0	-48.6	-129.2	-93.2
Minority interests	-0.3	-0.1	-0.5	-3.4
Cumulative effect of change in accounting principle, net of tax	0.0	0.0	0.0	-11.9

Net income	98.8	84.1	205.2	149.8

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges

Telekom Austria Group: Results for the First Half 2004 | 15

Operating Results by Segment

(in EUR million)	3Q 04	3Q 03	% change	1 - 9M 04	1 - 9M 03	% change
Revenues
Wireline	546.4	547.8	-0.3%	1,635.2	1,631.8	0.2%
Wireless	563.9	537.1	5.0%	1,583.2	1,510.3	4.8%
Other & eliminations	-64.1	-65.5	-2.1%	-187.2	-190.8	-1.9%

Totals revenues	1,046.2	1,019.4	2.6%	3,031.2	2,951.3	2.7%

Third party value added services revenues recorded prior to October 1, 2003
Wireline	—	-10.6	—	—	-32.7	—
Wireless	—	-7.1	—	—	-20.3	—
Other & eliminations	—	2.4	—	—	7.1	—

Total	—	-15.3	—	—	-45.9	—

Revenues excluding third party value added services revenues
Wireline	546.4	537.2	1.7%	1,635.2	1,599.1	2.3%
Wireless	563.9	530.0	6.4%	1,583.2	1,490.0	6.3%
Other & eliminations	-64.1	-63.1	1.6%	-187.2	-183.7	1.9%

Total revenues excluding third party value added services revenues	1,046.2	1,004.1	4.2%	3,031.2	2,905.4	4.3%

Operating income
Wireline	38.8	21.9	77.2%	80.1	16.0	400.6%
Wireless	132.9	129.0	3.0%	345.3	337.6	2.3%
Other & eliminations	0.1	0.5	—	-10.6	2.0	—

Consolidated operating income	171.8	151.4	13.5%	414.8	355.6	16.6%

Adjusted EBITDA*
Wireline	221.6	214.7	3.2%	650.4	625.8	3.9%
Wireless	224.8	208.0	8.1%	614.3	575.2	6.8%
Other & eliminations	0.0	0.4	—	-10.9	1.7	—

Consolidated adjusted EBITDA	446.4	423.1	5.5%	1,253.8	1,202.7	4.2%

Capital Expenditures

in EUR million	3Q 04	3Q 03	% change	1 - 9M 04	1 - 9M 03	% change
Wireline tangible	69.4	69.0	0.6%	176.9	183.6	-3.6%
Wireless tangible	45.3	60.3	-24.8%	119.7	148.0	-19.1%

Tangible	114.7	129.3	-11.3%	296.6	331.6	-10.6%

Intangible	0.5	2.2	-77.3%	10.0	9.5	5.3%

Total	115.2	131.5	-12.4%	306.6	341.1	-10.1%

Personnel

(full-time employees)	End of period			Average of period
	Sep. 30, 04	Sep. 30, 03	change	1 - 9M 04	1 - 9M 03	change
Wireline	9,676	10,970	-1,294	10,103	11,135	-1,032
Wireless	3,632	3,655	-23	3,651	3,625	26

Telekom Austria Group	13,308	14,625	-1,317	13,754	14,760	-1,006

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges

16  |  Telekom Austria Group: Results for the First Nine Months 2004

Operational Data Wireline

Lines and channels (in ’000):	Sep. 30, 04	Sep. 30, 03	change
PSTN access lines	2,478.1	2,583.1	-4.1%
Basic ISDN access lines	444.8	443.0	0.4%
Multi ISDN access lines	7.7	8.0	-4.0%

Total access lines	2,930.6	3,034.1	-3.4%

Total access channels	3,599.5	3,709.6	-3.0%

ADSL retail access lines	260.1	186.9	39.2%

ADSL wholesale access lines	77.9	45.6	70.7%

Total ADSL access lines	338.0	232.5	45.4%

Traffic minutes (in millions of minutes) during the period:	3Q 04	3Q 03	% change	1 - 9M 04	1 - 9M 03	% change
National	977	1,066	-8.4%	3,126	3,346	-6.6%
Fixed-to-mobile	212	213	-0.3%	641	638	0.5%
International	113	119	-4.7%	353	357	-1.0%

Total voice minutes	1,302	1,398	-6.8%	4,120	4,341	-5.1%

Internet dial up	734	892	-17.8%	2,617	2,990	-12.5%

Total wireline minutes	2,036	2,290	-11.1%	6,737	7,331	-8.1%

Total voice market share	54.1%	53.0%
Total market share (incl. Internet dial up)	55.4%	55.4%
Total average voice telephony tariff (EUR/min.)	0.079	0.079	0.0%	0.076	0.078	-2.2%
Total average Internet dial-up tariff (EUR/min.)	0.017	0.017	0.0%	0.017	0.016	6.3%

	Sep. 30, 04	Sep. 30, 03	change
Internet subscribers in Austria (in ’000)	1,127.7	960.2	17.4%
Czech On Line customers (in ’000)	261.3	274.0	-4.6%

Wireline operating revenues excluding third party value added services revenues

(in EUR million)	3Q 04	3Q 03	% change	1 - 9M 04	1 - 9M 03	% change
Switched voice traffic revenues	101.2	103.3	-2.0%	304.2	324.0	-6.1%
Switched voice monthly rental & other voice telephony revenues	142.0	140.4	1.1%	431.0	417.6	3.2%
Payphones & value added services	14.3	16.1	-11.2%	39.6	45.3	-12.6%
Data & IT-solutions including wholesale	112.4	112.1	0.3%	329.0	327.1	0.6%
Internet access & media	50.7	49.6	2.2%	152.9	145.8	4.9%
Wholesale voice telephony & Internet	90.8	74.8	21.4%	275.6	227.2	21.3%
Other	35.0	40.9	-14.4%	102.9	112.1	-8.2%

Total wireline operating revenues excluding third party value added services revenues	546.4	537.2	1.7%	1,635.2	1,599.1	2.3%
Impact from the change in accounting for third party value-added services revenues	—	10.6	—	—	32.7	—

Total wireline operating revenues	546.4	547.8	-0.3%	1,635.2	1,631.8	0.2%

Telekom Austria Group: Results for the First Half 2004  |  17

Operational Data Wireless

mobilkom austria group (EUR million)	3Q 04	3Q 03	% change	1 - 9M 04	1 - 9M 03	% change
Revenues	563.9	537.1	5.0%	1,583.2	1,510.3	4.8%
Revenues excluding third party value added services revenues	563.9	530.0	6.4%	1,583.2	1,490.0	6.3%
Operating income	132.9	129.0	3.0%	345.3	337.6	2.3%
Adjusted EBITDA*	224.8	208.0	8.1%	614.3	575.2	6.8%

	Sep. 30, 04	Sep. 30, 03	change
Subscribers (’000)	4,819.3	4,629.2	4.1%

mobilkom austria (EUR million)	3Q 04	3Q 03	% change	1 - 9M 04	1 - 9M 03	% change
Revenues	428.3	410.5	4.3%	1,245.6	1,203.8	3.5%
Revenues excluding third party value added services revenues	428.3	404.3	5.9%	1,245.6	1,185.3	5.1%
Operating income	92.7	94.8	-2.2%	281.5	278.3	1.1%
Adjusted EBITDA*	157.4	150.1	4.9%	472.7	450.8	4.9%
Monthly ARPU (EUR)	39.2	37.5	4.5%
Subscriber acquisition cost (SAC)**	19.2	11.1	73.0%
Subscriber retention cost (SRC)	20.0	13.4	49.3%
Churn (3 months)	4.0%	4.0%
Monthly MOU charged/ø subscriber	123.4	123.4	0.0%

	Sep. 30, 04	Sep. 30, 03	change
Subscribers (’000)	3,191.6	3,096.5	3.1%
Contract share	53.8%	53.2%
Market share	41.8%	43.9%
Market penetration	93.7%	86.6%

VIPnet (EUR million)	3Q 04	3Q 03	% change	1 - 9M 04	1 - 9M 03	% change
Revenues	119.1	110.5	7.8%	286.2	255.9	11.8%
Operating income	37.4	34.1	9.7%	61.7	61.5	0.3%
Adjusted EBITDA*	59.6	53.5	11.4%	125.0	113.9	9.7%
Monthly ARPU (EUR)	21.7	21.3	1.9%

	Sep. 30, 04	Sep. 30, 03	change
Subscribers (’000)	1,261.4	1,176.1	7.3%
Contract share	15.1%	15.8%
Market share***	48.1%	46.2%
Market penetration	59.6%	53.4%

Si.mobil (EUR million)	3Q 04	3Q 03	% change	1 - 9M 04	1 - 9M 03	% change
Revenues	25.4	21.8	16.5%	65.4	61.0	7.2%
Operating income	2.8	0.2	—	2.9	-1.2	—
Adjusted EBITDA*	7.5	4.4	70.5%	16.7	11.2	49.1%
Monthly ARPU (EUR)	16.0	16.0	0.0%

	Sep. 30, 04	Sep. 30, 03	change
Subscribers (’000)	363.0	354.3	2.5%
Contract share	41.8%	44.8%
Market share	23.4%	23.4%
Market penetration	78.7%	75.5%

mobilkom [liechtenstein] (EUR million)	3Q 04	3Q 03	% change	1 - 9M 04	1 - 9M 03	% change
Revenues	2.6	3.0	-13.3%	8.4	7.6	10.5%
Revenues excluding third party value added services revenue	2.6	2.2	18.2%	8.4	5.8	44.8%
Operating income	0.2	0.2	0.0%	1.0	0.2	400.0%
Adjusted EBITDA*	0.3	0.3	0.0%	1.4	0.6	133.3%

	Sep. 30, 04	Sep. 30, 03	change
Subscribers (’000)	3.3	2.3	43.5%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles. This equals operating income before depreciation, amortization and impairment charges

**	2003 figures adopted to new SAC definition since Jan. 1, 2004 to take account of handset devaluations.

***	Prior year figure adopted to changed calculation method.

18  |  Telekom Austria Group: Results for the First Nine Months 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: November 19, 2004